FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of December 2001

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No  X
                                     ---      ---

Gemplus Announces Management Changes

Luxembourg, December 19, 2001 - In order to adapt its structures to a rapidly evolving commercial environment, Gemplus International SA announced the following changes to its senior management and Board of Directors.

o Following the announcement that Antonio Perez has decided to resign his posts as Chief Executive Officer and director to pursue other interests, Mr. Ronald Mackintosh, an existing member of the board of directors, has been named as Chief Executive Officer and Chairman of the Executive Committee, effective immediately. In order to focus on his new responsibilities, Mr. Mackintosh has resigned from his position on the board of directors.

o Dr. Marc Lassus, founder and one of the largest shareholders of Gemplus, has agreed with the approval of the board to cease his office as chairman of the board effective January 10, 2002. The board, with the agreement of Mr. Lassus, has elected Dr. Hasso Von Falkenhausen to the board effective immediately and designated him as Chairman commencing on January 10, 2002. Dr. Von Falkenhausen previously served as Chairman of Gemplus from 1997 to 1999. Dr. Lassus remains a director of the company.

o David Bonderman, founding partner of the Texas Pacific Group, has joined the board of directors and has been elected Vice Chairman. Abel Halpern has resigned as Vice Chairman but remains as a director of Gemplus.

o  Mr. Andrew Dechet and Dr. Bertrand Cambou have resigned as directors.

o A committee of the Board of Directors will hire an international search firm to begin an immediate search for a new, permanent CEO and a new permanent Chairman for Gemplus.


In a statement, the Board of Directors said:

"The appointments of Dr. von Falkenhausen and Mr. Mackintosh bring new leadership and strength to the Gemplus management team. Both are highly-regarded professionals with significant experience in operating technology companies and growing businesses. Dr. von Falkenhausen, who represented a significant investor and was a board member of Gemplus through much of the 1990's has a strong working knowledge of the company that will be invaluable in maintaining Gemplus's leadership in providing smartcard solutions."

In a statement, Dr. von Falkenhausen and Mr. Mackintosh said: "We remain absolutely convinced of the power and potential of Gemplus technology. We intend to work with the employees of Gemplus to strengthen and expand our leadership position in our key vertical markets - telecommunications, financial services and e-business security. However, as we focus, we must rebuild the energy and entrepreneurial spirit that has made Gemplus the company it is today, and we need to rely on our strength in smartcards as we move up the value chain and develop software and service solutions around our core technology."

Dr. von Falkenhausen returns to Gemplus after retiring in 1999. He is a managing director of PolyTechnos Venture Partners, a German venture capital fund he co-founded in 1998. From 1987 through 2000, Dr. von Falkenhausen guided and supervised the plastic card related products and services business of DataCard Corporation, Minneapolis, for the Dr. Herbert Quandt family in Bad Homburg, Germany. Following an investment in Gemplus in 1993, Dr. von Falkenhausen became a member of the Directoire of the company and, ultimately, Chairman of the Board from 1997 until his retirement in 1999. Dr. von Falkenhausen has held numerous Board positions in German and international companies.

Mr. Mackintosh served from July 2000 as Chief Executive of UK-based Differentis, an e-business integrator. From 1990-2000, he served in a number of executive capacities of Computer Sciences Corporation, most recently as President and Chief Executive of CSC's European Group. Throughout his career, he has held a number of executive positions in companies involved in information technology.

About Gemplus
GEMPLUS: the world's number one provider of solutions empowered by Smart Cards. Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation. Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market as GEMP in the form of ADSs. Its revenue in 2000 was 1.205 Billion Euros. It employs 6 800 people in 37 countries throughout the world. Gemplus:
Your Passport to the Digital Age www.gemplus.com

(C)2001 Gemplus S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.


Press Contacts:
Gemplus
Severine Percetti
Tel +33 4 42 36 67 67
severine.percetti@gemplus.com

Edelman PR Worldwide
Stephen Benzikie
Tel +44 20 7344 1325
Stephen.Benzikie@edelman.com

Investor Relations:
Gemplus
Michael Look
Tel : +1 650 654 2940
michael.look@gemplus.com

Fineo
Anne Guimard
Tel : +33 1 45 72 20 96
guimard@fineo.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GEMPLUS INTERNATIONAL S.A.

Date: December 20, 2001



                                       By: /s/ Stephen Juge
                                           -------------------------------------
                                           Name: Stephen Juge
                                           Title: Executive Vice President and
                                                  General Counsel